Kathy A. Lawrence

Direct Dial: 804.420.6016

klawrence@williamsmullen.com

July 8, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Draft Registration Statement on Form S-11 for Bluerock Homes Trust, Inc.:
Confidential Submission

Ladies and Gentlemen:

On behalf of our client, Bluerock Homes Trust, Inc. (the “Company”), a Maryland corporation, we are confidentially submitting to the U.S. Securities and Exchange Commission a draft registration statement on Form S-11 (the “Registration Statement”) for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the anticipated initial public offering of the Company’s Series B Redeemable Preferred Stock.

The Company hereby confirms its status as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended. The Company also confirms that it will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions regarding this confidential submission or need any hard copies of the submission, please contact the undersigned at (804) 420-6016 or klawrence@williamsmullen.com, or my colleague Richard P. Cunningham at (804) 420-6017 or rcunningham@williamsmullen.com.

Very truly yours,

/s/ Kathryn A. Lawrence
Kathryn A. Lawrence

cc:	Jason Emala, Bluerock Homes Trust, Inc.
Richard P. Cunningham, Williams Mullen

Williams Mullen Center | 200 South 10th Street, Suite 1600 Richmond, VA 23219 | P.O. Box 1320 Richmond, VA 23218

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